UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 22, 2007

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Juan Asúa, appointed new BBVA Spain and Portugal Director

Ø Xavier Argenté is in charge of managing Business in Spain, with for the Commercial Banking and Corporate Banking networks in Spain

Today BBVA announced the appointment of Juan Asúa as the new Spain and Portugal area director as a replacement for Jaime Guardiola, who is leaving the Group to undertake a new professional project. Juan Asúa has been the Business in Spain
Director until now, with responsibility for the Commercial Banking and
Banking (BEC) networks in Spain. He is being replaced in this post by Xavier
Argenté, who will also join the Group’s Management Committee.

These changes mark a line of continuity with regard to the new organization the Group implemented at the end of last year, when the Spain and Portugal area was set up and all of the businesses, both private and corporate, were grouped together under a single management.

Juan Asúa, who has been sitting on BBVA’s Management Committee since 2005, will continue with the strategic and business plans in the Spain and Portugal area and, under the Group’s overall strategy, will forge ahead with the area’s transformation and innovation plans.

Juan Asúa has led the design and implementation of said plans in his capacity head of the Business in Spain Unit, which is part of the Spain and Portugal area, and he is responsible for the Commercial and Corporate Banking networks
Spain.

Born in Bilbao (he is 45 years old) and married with two children, Juan Asúa is an Industrial Engineer, with an MBA from the IESE and a Master in “Financial
Management” from the Johnson School of Management, Cornell University.

He joined BBVA in March 1996 and has held various jobs in different areas:
Corporate Banking for Spain and Portugal, Global Corporate Banking, E-business, and Non-Financial Asset Management, among others.

With the Spain and Portugal area, Xavier Argenté is taking over as Director of the Business in Spain unit. Business in Spain covers the two main Spanish networks: Commercial Banking, with 7 regional directors who will report to Xavier Argenté, and Corporate Banking, which will continue to see Álvaro
Aresti as head with seven regional managements under his responsibility.

Xavier Argenté, born in Bilbao (he is 47 years old) and married with two children, is an Industrial Engineer, with an MBA from the Esade Business
He joined BBVA in 2005, being placed in charge of the Consumer Finance
Over the past two years, Argenté has led a transformation and growth program in said unit, covering, inter alia, the BBVA Finanzia and uno-e businesses. Before that, Argenté carved out a long professional career at prestigious companies in the mass consumption sectors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 06/22/2007	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA